Exhibit 26

Rio Tinto plc
Block Listing Six Monthly Return
23 April 2019

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Share Savings Plan
Period of return:	22 October 2018 to 21 April 2019
Balance of unallotted securities under scheme(s) from previous return:	730,181
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	730,181

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Share Option Plan
Period of return:	22 October 2018 to 21 April 2019
Balance of unallotted securities under scheme(s) from previous return:	946,979
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	946,979

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Performance Share Plan
Period of return:	22 October 2018 to 21 April 2019
Balance of unallotted securities under scheme(s) from previous return:	358,183
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	358,183

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Global Employee Share Plan
Period of return:	22 October 2018 to 21 April 2019
Balance of unallotted securities under scheme(s) from previous return:	72,653
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	16,001
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	56,652

Name of contact:	Steve Allen
Telephone number of contact:	0207 781 2058

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State